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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                                    OMB APPROVAL
                                                    OMB Number: 3235-0145
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                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No.2)*


                         BIO-IMAGING TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.00025 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  09056N103000
--------------------------------------------------------------------------------
                                 (CUSIP Number)


RICHARD RALPH, TREASURER, 1100 EAST BROAD STREET, BOX 850, WESTFIELD, NJ  07090
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               SEPTEMBER 12, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09056N103000
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Fairview Cemetery Of Westfield Corp. 22-0900920
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    O.O.
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    339,335
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    339,335
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     339,335
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00-Not-for-Profit-Corporation
--------------------------------------------------------------------------------

Explanatory Note: This Schedule 13D is being filed to report sales by the Reporting Person resulting in beneficial ownership of common stock of Bio-Imaging Technologies, Inc. of less than 5% of the outstanding common stock of such corporation.
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $.00025, par value ("Common Stock") of Bio-Imaging Technologies, Inc. The principal executive offices of the Issuer are presently located at 826 Newton -Yardley Road, Newton, Pennsylvania 18940-1721.

ITEM 2.   IDENTITY AND BACKGROUND

          The Reporting Person is Fairview Cemetery of Westfield Corp., a Not-for-Profit Corporation organized under New Jersey law. Its principal business is to operate a cemetery. Its principal business and office are at 1100 E. Broad Street, P.O. Box 850, Westfield, New Jersey 07090.

          Information relating to the trustees of Fairview Cemetery of Westfield Corp., is set forth in Attachment I and is hereby incorporated by reference in this Item 2.

          Neither Fairview Cemetery of Westfield Corp., nor the trustees listed on Attachment I, during the last five (5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither Fairview Cemetery of Westfield Corp., nor the trustees listed on Attachment I, during the last five (5) years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          None

ITEM 4.   PURPOSE OF TRANSACTION

            The Reporting Person sold shares of common stock. Periodically, the Reporting Person sells a portion of its holdings in the Issuer at a time and in an amount consistent with prudent investment guidelines in an effort to maintain balance and diversification for its portfolios.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of September 12, 2002, the Reporting Person had an interest in the Securities of the Issuer as follows:

          Name: Fairview Cemetery of Westfield Corp.

          No. of Shares: 339,335

          Voting Power: Sole

          Disposition Power: Sole

          Aggregate Percentage Beneficially Owned*: 4.04%

          *Based upon 8,389,653 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2002.

          During the past sixty (60) days, the Reporting Person sold 46,200 shares of Common Stock at an average price per share of $1.64. From January 1, 2002 to July 12, 2002, the Reporting Person sold 103,479 shares at an average price of $1.44. From May 25, 2001 to December 31, 2001 the Reporting Person sold 88,560 at an average price of $1.12. All shares of Common Stock were sold in open market transactions.

          Information as to the trustees of the Reporting Person is set forth in Attachment I and incorporated in this item by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person or the trustees listed on Attachment I, and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: September 16, 2002


                                                        FAIRVIEW CEMETERY OF
                                                        WESTFIELD CORP.

                                                        By: /s/ Richard Ralph
                                                            -----------------
                                                        Name:  Richard Ralph
                                                        Title: Treasurer

                           FAIRVIEW CEMETERY TRUSTEES

                                  Attachment I



                                                                                                    NUMBER OF
                                                                                      NUMBER OF     SHARES AS
                                            NAME &                                    SHARES AS     TO WHICH      TRANSACTIONS*
                                            ADDRESS                                   TO WHICH      SHARED        IN ISSUER
                                            OF            NUMBER OF     PERCENTAGE    SOLE POWER    POWER TO      SECURITIES
                              PRINCIPAL     CORPORATE     SHARES OWNED  OF            TO VOTE AND   VOTE AND      IN LAST 60
NAME            OFFICER       OCCUPATION    EMPLOYER      OF ISSUER     SHARES OWNED  SELL          SELL          DAYS
--------------- ------------- ------------- ------------- ------------- ------------- ------------- ------------- -------------
Frank Abella    President     Investment    Investment    25,000(1)     0.29          25,000        6,000(2)        9,967(3)
732 W. Eight                  Advisor       Partners
St.                                         Group
Plainfield,                                 732 W.
NJ.                                         Eighth St.
07060                                       Plainfield,
561-3622                                    NJ


Steven J.       Assistant     Lawyer        Younghans &   0                 ---           ---           ---
Burke           Secretary                   Burke
141 Elmer St.
P.O. Box 340
Westfield,
NJ  07091
232-2300 -(H)
273-7327


Arthur C.       Vice          Retired       - - -         - - -            - - -         - - -         - - -      - - -
Fried           President
623 Kesington
Dr.
Westfield, NJ
07090
232-5246


Mr. Richard     Secretary     Executive     Fairview      3,500(4)                         3,500         - - -      - - -
Ralph           Treasurer     Director      Cemetery
100 E. Broad
St.
P.O. Box 850
Westfield, NJ
07091


Everson F.      - - -         Retired       - - -         - - -            - - -         - - -         - - -      - - -
Pearsall
10 Tisbury
Court
Scotch
Plains, NJ
07076
815-9171


John Ricker     - - -         Insurance     Milo          2,500            - - -         2,500         - - -      2,500(5)
19 Dartmiouth                               Associates
Ave., Apt. 1-A                              1923
Bridgewater,                                Westfield
NJ 08807                                    Ave.
233-1000                                    P.O. Bo 190
                                            Scotch
                                            Plains, NJ
                                            07076


Charles E.      - - -         CPA           Roberts       - - -            - - -         - - -         - - -      - - -
Roberts                                     Bennasu &
12 Hamilton                                 De Spirto
Avenue                                      282 South
Cranford, NJ                                Avenue
07016                                       Fanwood, NJ
276-0528
(Home)
889-1700
(Office)


Barbara          - -          Architect     Vincent &                      - - -         - - -         - - -      - - -
Vincentsen                                  Asso.
238 St. Paul                                238 St.
Street                                      Paul St.
Westfield, NJ                               Westfield,
07090                                       NJ 07090
232-4662                                    908-232-4642
(Fax)
232-0359 (H)
233-5845


Anthony Scutti  - - -         Retired       - - -         - - -            - - -         - - -         - - -      - - -
1065 Seward
Avenue
Westfield, NJ
07090


Franklyn        - - -         Retired       - - -         - - -            - - -         - - -         - - -      - - -
Sullebarger
550 Highland
Drive
Westfield, NJ
07090
232-3318
(800)
631-3128 x479


Donald W.       - - -         Retired       - - -         - - -            - - -         - - -         - - -      - - -
MacDonald
21
Giggleswick
Way
Edison, NJ
08820
(908)
561-7674
(Fax) 561-0889


Bill Shephard   - - -         Retired        - - -        ---              - - -         - - -         - - -      - - -
109 Golf Edge
Westfield,
NJ  07090
(908)232-3696




----------

1 Mr. Abella owns 9,000 shares in a personal account; 16,000 shares in an IRA account.

2 Mr. Abella's firm, Investment Partners Group, owns 6,000 shares for which he claims no beneficial interest.

3 On July 2, 2002 and August 13, 2002 Frank Abella sold in his IRA account 3,000 shares at $1.37 and 2,000 shares at $1.57 respectively. On July 2, 2002 Frank Abella sold 2,000 shares at $1.51 in his personal account. On September 4, 2002 Investment Partners Group sold 2,967 shares at $1.86.


4    Mr. Richard Ralph's shares are held in an IRA Account.

5    John Ricker sold 2,500 shares at $1.98 on September 6, 2002.

*DATE OF TRANSACTION; AMOUNT OF SECURITIES; PRICE PER SHARE; WHERE AND HOW
 AFFECTED.